UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company (issuer)

OPPORTUNITY INVESTMENT FUND I, LLC

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value

(Title of Class of Securities)

None or Unknown

(CUSIP Number of Class of Securities)

Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California  92626
(714) 641-5100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of filing fee**
$ 460,000	$25.67

*Calculated solely for purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 100,000 shares of common stock are being purchased at the tender offer price of $4.60 per share.  Paid with the initial filing of this Schedule TO.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

1

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO that was filed by Opportunity Investment Fund I, LLC, a Delaware limited liability company (the “Purchaser”), on November 16, 2009 and amended on 25, 2009 and December 16, 2009 (collectively, as amended, the “Statement”).  This Amendment No. 3 is a final amendment to the Statement and is being filed to report the results of the offer (the “Offer”) by the Purchaser to acquire 100,000 shares of common stock (“Shares”) of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Corporation”) at a purchase price equal to $4.60 per Share, less the amount of any dividends declared or made with respect to the shares between November 16, 2009 and December 18, 2009 (the “Expiration Date”), in cash, without interest, upon the terms and subject to the conditions set forth in a Offer to Purchase and in the related Letter of Transmittal that were filed as exhibits to the Statement.

As a result of the Offer , 16,316.921 Shares were validly tendered and not withdrawn, and all of those Shares were accepted for purchase and paid for by the Purchaser in accordance with the terms of the Offer.  After the purchase, the Purchaser  owned an aggregate of approximately 16,316.921 Shares, or approximately 0.003% of the total outstanding Shares of the Corporation.

The results of the Offer reported herein do not take into account the effect of the recapitalization of the Corporation’s common stock effected on January 22, 2010 and described in the Corporation’s definitive revised proxy statement, filed with the Securities and Exchange Commission on December 28, 2009.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2010

	By:	/s/ Harold Hofer
Name: Harold Hofer Title: Authorized Signatory